30
3-7-02

SECURITI 02019103 MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 06 2002 WASH. D.C. 365

SEC FILE NUMBER
8- 43610

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ACCI SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 FIFTH AVENUE, 8TH FLOOR
(No. and Street)

NEW YORK,	NEW YORK	10153
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSE FRANCISCO SAA 212-303-1555
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICE WATERHOUSE COOPERS, LLP
(Name — *if individual, state last, first, middle name*)

1177 AVENUE OF THE AMERICAS	NEW YORK	NEW YORK	10036
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/13

OATH OR AFFIRMATION

I, JOSE FRANCISCO SAA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACCI SECURITIES, INC., as of DECEMBER 31, 2001, 19XXXX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

José Francisco Saá
Signature

President
Title

Maria C. Marzano
Notary Public

MARIA C. MARZANO
Notary Public, State of New York
No. 60-4890100
Qualified in Westchester County
Certificate Filed in New York County
Commission Expires July 27, 20 05

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- × (o) Statement of Cash Flows.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACCI Securities, Inc.

(A wholly owned subsidiary of
Acciones y Valores de Mexico, S.A. de C.V.)
Statement of Financial Condition
December 31, 2001 and 2000

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors and
Shareholder of ACCI Securities, Inc.

In our opinion, the accompanying statements of financial condition present fairly, in all material respects, the financial position of ACCI Securities, Inc. (the "Company") at December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 28, 2002

ACCI Securities, Inc.
(A wholly owned subsidiary of Acciones y Valores de Mexico, S.A. de C.V.)
Statement of Financial Condition

	December 31, 2001	December 31, 2000
Assets		
Cash and cash equivalents	$ 506,912	$ 604,435
Furniture and equipment, net of accumulated depreciation of $138,961 and $133,869, respectively	5,583	8,564
Income taxes receivable	16,924	12,974
Other assets	14,057	22,009
Total assets	$ 543,476	$ 647,982
Liabilities and Shareholder's Equity		
Accounts payable and accrued expenses	$ 39,749	$ 60,409
State and local income taxes payable	-	5,266
Total liabilities	39,749	65,675
Commitments and contingencies (Note 6)		
Shareholder's equity		
Common stock, $.01 par value, 1,000 shares authorized, 300 shares issued and outstanding	3	3
Capital in excess of par value	749,997	749,997
Accumulated deficit	(246,273)	(167,293)
Total shareholder's equity	503,727	582,707
Total liabilities and shareholder's equity	$ 543,476	$ 648,382

The accompanying notes are an integral part of these statements of financial condition.

1. Organization

ACCI Securities, Inc. (the "Company") is a wholly-owned subsidiary of Acciones y Valores de Mexico, S.A. de C.V. (the "Parent"). The Parent is a subsidiary of Grupo Financiero Banamex, S.A. de C.V. a financial holding company that also owns Banco Nacional de Mexico, S.A. ("Banamex"), one of Mexico's largest banking institutions. During 2001, Grupo Financiero Banamex, S.A. de C.V was purchased by Citigroup.

The Company is incorporated under the laws of the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. The primary function of the Company is to serve the Mexican investment needs of U.S. institutional investors. The Company deals primarily in securities of Mexican issuers, including the Mexican federal government and in American Depository Receipts (ADRs) of Latin American companies.

2. Summary of Significant Accounting Policies

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents also include investments in U.S. dollar denominated short-term money market mutual funds. At December 31, 2001 and 2000, such mutual fund investments totaled $372,130 and $545,067, respectively. Such investments are stated at cost, which approximates market value.

Furniture and equipment

Furniture and equipment are carried at cost, less accumulated depreciation.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statements of financial condition. Actual results could differ from those estimates.

3. Net Capital Requirements

The Company is subject to the net capital provisions of SEC Rule 15c3-1 (the "Rule"). The Company has elected to adopt the alternative method of computing net capital under the Rule which requires that the Company must maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers as set forth in SEC Rule 15c3-3. The Company is exempt under SEC Rule 15c3-3(k)(2)(i) from making the Computation for Determination of Reserve Requirements under SEC Rule 15c3-3.

At December 31, 2001, net capital of $459,720 exceeded the required net capital minimum of $250,000 by $209,720.

4. Related Party Transactions

The Parent acts as clearing broker for the Company and provides execution and settlement services for the Mexican securities trades of the Company's U.S. customers. Execution of ADR transactions is provided by a U.S. broker-dealer and cleared by the Parent.

Banamex provides various services to the Company.

The Company has non-sales related transactions and relationships with Banamex and its Parent, for which no payments are made or received.

As more fully described in Note 6, the Company subleases its office space from Banamex. Such terms may differ from those that would result from a similar transaction among wholly unrelated parties.

5. Income Taxes

The Company has a net deferred federal tax asset of approximately $85,000, primarily from net operating loss carryforwards that will begin to expire in 2020. A full valuation allowance has been provided as management believes that based upon available evidence, it is more likely than not that the deferred federal tax asset will not be realized.

6. Commitments

The Company leases office space in New York under a noncancelable operating lease with an affiliate which expires in May 2002. The future minimum lease payments through this date are $28,061.

7. Certain Risks and Uncertainties

As the Company's revenues are primarily earned from brokerage activities related to the share volume of Mexican securities and the volatility of the share volume of the Mexican market, the Company's financial statements could be adversely affected by negative effects from economic and political forces within the Mexican securities market.